NEWS RELEASE

North American Palladium Provides Update on Mine Expansion Plan for LDI

Toronto, Ontario, October 5, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today provided a technical update on its mine expansion plan for the Company’s flagship Lac des Iles (“LDI”) palladium mine in Northern Ontario.

“I am very pleased with the significant progress made to date on the expansion of LDI, and that the updated mine plan capitalizes on the significant growth of the Offset Zone and the various scope changes we made to further enhance the expansion,” said William J. Biggar, President and Chief Executive Officer.

Mr. Biggar continued: “I’m also confident that with the team and plan that we have in place, LDI is poised to become the lowest cost primary palladium producer in the world.  With much of the surface infrastructure development nearing completion, and the mobilization of our shaft sinking contractor, we are on target to complete the first phase of the mine expansion in the fourth quarter of next year when the shaft will begin operating at a rate of 3,500 tonnes per day.  This will allow us to gradually increase our production to the rate of 5,500 tonnes per day by 2015, at which point our production should increase to over 250,000 ounces per year at much lower cash costs, attributable to the higher volumes mined and the benefits of the developed infrastructure.”

“Our top priority at LDI is the completion of the Phase I shaft on schedule, while maintaining high standards in safety and a stable production profile during this transition phase,” commented Greg Struble, Vice President and Chief Operating Officer.  “We also recognize from last year’s drilling success that our mining and development plans will continue to evolve as we factor in the exploration upside we recently identified. Our decisions will continue to be strategic in nature to maximize the mine’s long term production and future operating cash flow potential.  The updated mine plan has been specifically designed with these potential future expansions in mind, and to enhance our optionality should we identify other near term opportunities.”

Background

This internal update reflects further refinement to the Company’s previously released 2010 Scoping Study which formed the structural foundation for the expansion work done to date.

Specifically, the updated plan considers:
•	The increased wireframe of the Offset Zone (a 68% tonnage increase in measured and indicated resources);
•	Updated price assumptions for capital expenditures;
•	Additional infill drilling results; and
•	Newly available seismic information that has impacted certain details of the mine design.

The expansion of LDI, which commenced in early 2010, was embarked upon to access the underground Offset Zone that currently contains an estimated total measured and indicated mineral resource of 2.5 million ounces of palladium.  The expansion consists of installing a shaft (with a nameplate capacity of 7,000 tonnes per day), extending the ramp from the Roby Zone to the Offset Zone (to a depth of 1,380 metres), as well as all the necessary development work on surface and underground.  The primary objective of the expansion is to transition from mining via ramp to mining via shaft while utilizing a large-scale bulk mining method which is expected to significantly lower operating costs once mining at full capacity from the shaft.

To date, the Company has made significant progress with the shaft raiseboring and the mobilization for the shaft sinking activities as well as with the surface and underground development work.  With the first phase of the project approximately 57% completed, NAP remains on schedule to commence production from the shaft in the fourth quarter of 2012 at an increased mining rate of 3,500 tonnes per day.  The second phase entails sinking the shaft deeper and further increasing the mining rate to 5,500 tonnes per day in the first quarter of 2015.  Once mining at that rate in 2015, production is expected to exceed 250,000 ounces of palladium, at cash costs forecasted to be approximately US$200 per ounce using current metal price assumptions.

More detailed information related to the Company’s 2012 production metrics and operating costs will be released in January with NAP’s annual guidance disclosure.

Mining Method & Stope Design

Further assessment of bulk mining methods on the increased size of the Offset Zone, the surrounding expansion targets, along with an updated assessment of the geotechnical effects on the rockmass, led to a reconsideration of the main mining method to be used in the Offset Zone.  A key objective in the internal study was to achieve the lowest cost and highest volume production method possible.

The selected mining method will be longhole stoping with primary and secondary stoping blocks. This method provides the best level of optionality within an overall extraction concept to allow modifications to the panel sizes as needed to best suit the deposit.  The North and South sides of the Offset Zone will be predominantly mined on longitudinal retreat instead of the primary secondary extraction; however, this can be easily switched back to a primary secondary format if warranted by additional infill drilling success or improved economics.

This combination of methods was selected for the Offset Zone due to the deposit’s rock mass, which will support the large opening required for longhole stoping but not necessarily the long term openings associated with the super shrinkage method (the method envisaged in the 2010 Scoping Study).  Upon further review, it became evident that the chosen mining method is better suited than super shrinkage given the size and geometry of the deposit, and will increase the Company’s optionality to potentially access the other nearby mineralized zones by preventing ore sterilization which could have occurred under the super shrinkage scenario.

The geotechnical rock mechanics assessment reaffirmed LDI’s superior rock quality, which is conducive to large-scale bulk mining method.  However, the Company plans to backfill approximately half of the mine’s mining panels to mitigate potential risks from the high stress on the sill pillars as well as strive for 100% recovery of the rib pillars.  When mining is complete, the longhole stopes (primary panels) will be backfilled with cemented rock fill sourced from the surface backfill system and surface pit/development waste rock. Secondary stoping panels can be backfilled with mine development waste, hydraulic mill tails or a combination thereof.  The longitudinal retreat blocks will be filled with a combination of cemented rockfill and waste rock.

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The stope design will vary by mining panel, which will include a sublevel interval of 65 metres for larger stoping block tonnage (at a stope height of 70 metres), and the width (back span) of the primary and secondary stopes will be 35 metres (with additional support for the back of the secondary stopes).

The Company estimates that the total average operating cost once mining at full capacity from the shaft (including backfill) will be approximately $40 to $44 per tonne, which is comparable to the $43 per tonne presented in the 2010 Scoping Study.

Effective mining dilution is expected to be in the range of 5% to 10%, as compared to 10% in the 2010 Scoping Study.  With the change of mining method to incorporate backfill, mining recovery is expected to improve from 90% in the 2010 Scoping Study to 95% to 100%.  While mineralization in the LDI deposit is broadly disseminated, there is localized varibability in the grades of the mineralization that may allow for early stage selective mining to enhance palladium production.

There were no significant changes to the metallurgical assumptions for the Offset Zone mineralization, which continues to be comparable to the historical trends of the Roby Zone. However, recent process circuit modifications have incrementally raised the grade recovery curve across a broad range of head grades, therefore the Company continues to expect an 82% recovery for the expanded resource despite the lower grade from the original Scoping Study.

See Figures 1-5 in the Appendix for the underground design schematic and plans related to development, stope design, backfill and productivity improvement, and Figure 6 for a visual of the surface development work associated with the mine expansion.

Capital Expenditures

The 2011 capital expenditure budget is $175 million.  In 2012, capital expenditures are estimated to be in the range of $75 million to complete Phase I of the expansion enabling production from the shaft to commence in the fourth quarter of 2012.  The 2012 budget includes underground infrastructure, the initial construction of a backfill system, completing the shaft sinking, ongoing development to meet the expanded resource, and additional exploration drilling at depth. The estimate includes a 10% contingency and also takes into account the industry-wide inflationary pressures on contract labour, building materials, equipment, fuel and consumables, as well as scope changes resulting in increased materials usage and infill drilling.

Mineral Resources

The updated plan was based on NAP’s Offset Zone mineral resource estimate as published on June 13, 2011, which incorporated an additional 76,995 metres of drilling from the 2010 exploration program.  The updated resource estimate for the Offset Zone also includes an increased palladium price assumption (US$475 per ounce) and a lowered cut-off grade (3.5 grams per tonne), which in conjunction with the new drill data, resulted in a 68% increase in tonnage, and a 41% increase in ounces to the previous calculation that formed the basis of the 2010 Scoping Study.

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The following mineral resource calculation for the Offset Zone is current as of May 31, 2011:

OFFSET ZONE
	Tonnes	Pd	Pt	Au	Ni	Cu	Pd
	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000’s oz)
MEASURED	2,500	5.62	0.36	0.33	0.12	0.09	452
INDICATED	11,955	5.24	0.36	0.32	0.12	0.10	2,016
MEASURED & INDICATED	14,455	5.31	0.36	0.32	0.12	0.10	2,468
INFERRED	3,071	4.80	0.34	0.22	0.08	0.07	474

(1)
Prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.

(2)
The mineral resource estimate for the Offset Zone was prepared by Antoine Yassa, P.Geo. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. both Independent Qualified Persons within the meaning of NI 43-101.  The mineral resource calculation uses a minimum 3.5 g/t Pd resource block cut-off, Assays were capped at various levels depending on metal grade distributions. Resources were estimated to the 4070 Mine Level (-930 m elevation), a maximum depth of 1,430 m.  The following metal price assumptions were used: US$475/oz palladium, US$1,500/oz platinum, US$1,100/oz gold, US$9.00/lb nickel, and US$3.00/lb copper.  A US$/Cdn$ exchange rate of US$0.95 = CDN$1.00 was also applied.

The indicated resources which make up most of the mineral resources are located in the top and middle portion of the Offset Zone, while the inferred resources are located at depth.  The Company intends to convert a portion of the Offset Zone resources into reserves in its next annual mineral reserve and resource update targeted for early second quarter of 2012.

Exploration Upside Potential

There remains significant upside potential from continued exploration of the Offset Zone, which remains open at depth and along strike.  The Company’s recent exploration accomplishments, which intersected significant mineralization close to the deepest limit of the current resource wireframe, as well as over 150 metres south of the shaft location, support management’s view that the Offset Zone has potential to expand beyond the current resource wireframe.

Furthermore, the current mine plan does not include the newly discovered parallel Cowboy, Outlaw, and Sheriff zones given insufficient drilling at this time.  The underground infrastructure has been designed to allow future mining of these mineralized zones which can further increase LDI’s production as the shaft has been sized for 7,000 tonnes per day and is further complemented by ramp access.

Technical Information and Qualified Persons

The news release was prepared under the supervision of Kevin Small, P.Eng., Director of Technical Services, and Michel Bouchard, P.Geo., Vice President, Exploration and Development, who are Qualified Persons as defined by National Instrument 43-101, with input from Greg Struble, Vice President and Chief Operating Officer.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  NAP’s mine plan includes measured, indicated and inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable such resources to be categorized as mineral reserves. There is no certainty that results anticipated by the 2010 preliminary economic assessment or this update will be realized.

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About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine, and the Vezza gold project located in the Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results, that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that Vezza and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX:

Figure 1: The underground design schematic of LDI, showing the deposit and underground ramp infrastructure (current in green, proposed in purple), looking east.  (The depth mine level references are in metres.)

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Figure 2: Typical LDI Offset Zone Mining Level Development Plan:

•	Offset infrastructure can be used to potentially access the Cowboy and Outlaw zones, which are currently not included in the mine plan due to insufficient drilling.
•	Multiple stoping blocks from common access enable higher productivity rate per level.
•	North and South ventilation systems provide for increased flexibility for production fleet.
•	Multiple ore passes allow for underground ore sorting and storage.

Figure 3: Stope Design:

Stope Design Details:

Sub level interval: 70m

Typical stoping blocks:
35m x 35m x 70

Typical stope size:
250,000 tonnes

Primary & secondary
mining blocks

Very flexible and
increases recovery of
resource (no pillars
required)

Requires ~50% (primary
blocks) filled with
cemented backfill

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Figure 4: Backfill System:

Conceptual Operating Plan:

•	Primary Stopes filled with cemented rockfill
•	Stope Cycle calls for 2 month cycle time, equates to 6,000 t/d filling capacity
•	Allows development waste to be stockpiled and then batched into filling stope
•	Once secondary's blocks are mined out, backfilled with straight waste rock or potentially classified mill tailings
•	Use of classified tailings underground will reduce future surface containment expansions and requirements

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Figure 5: Productivity Improvement Plan:

Key Offset Zone Productivity Factors:

•	Stope Sequence
–	Two or more production stopes per pyramid
–	Three production levels per pyramid
–	Centre out mining- production pyramids for improved ground stress management
–	Continued contributions from the upper Offset above the 735 level & potential Roby extensions
•	Ore pass Control
–	Orepass control chains & gates
–	Increased underground ore storage
–	Multiple ore passes for shorter LHD tramming distances

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Figure 6: Recent photograph (taken on September 28, 2011) of the surface development work associated with the mine expansion.  It is expected that surface construction should conclude by the end of the first quarter in 2012.

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